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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                          ASCEND COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 043491 10 9
            --------------------------------------------------------
                                (CUSIP Number)

Debra A. Buxbaum, Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High
                   Street, Boston, MA 02110  (617) 248-7000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 30, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                     PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

        Cascade Communications Corp.



      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  04-3099677
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, BK, OO

------------------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
      PURSUANT TO ITEMS 2(d) or 2(e)
 5


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          24,025,741 (acquisition of such shares is conditioned upon the occurrence of certain events specified in that certain Ascend Stock Option Agreement dated March 30, 1997 filed as Exhibit 2 to this Schedule 13D)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,608,172
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER 24,025,741 (acquisition of such
                          shares is conditioned upon the occurrence of certain
    REPORTING             events specified in that certain Ascend Stock Option
                     9    Agreement dated March 30, 1997 filed as Exhibit 2 to
                          this Schedule 13D)
      PERSON
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      30,633,913

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                     PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

        Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cascade Communications Corp. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Ascend Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Ascend Plaza, 1701 Harbor Bay Parkway, Alameda, California 94502.

ITEM 2.  IDENTITY AND BACKGROUND

        (a) The name of the person filing this statement is Cascade Communications Corp., a Delaware corporation ("Cascade").

        (b) The address of the principal office and principal business of Cascade is 5 Carlisle Street, Westford, Massachusetts 01886. Cascade develops, manufactures, markets and supports a family of high performance, multi-service wide area network switches that enable public service providers and private network managers to provide cost-effective, high-speed data, video and voice communications services to end users.

        (c) Set forth in Schedule A is an appendix to Item 2 setting forth, to Cascade's knowledge as of the date hereof, the name and present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of Cascade's directors and executive officers as of the date hereof. The information contained in Schedule A is incorporated herein by reference.

        (d) During the past five years, neither Cascade nor, to Cascade's knowledge, any person named in Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Cascade nor, to Cascade's knowledge, any person named in Schedule A to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the directors and executive officers of Cascade named in Schedule A to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        This statement on Schedule 13D relates to (i) an option granted to Cascade by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Ascend Stock Option") and (ii) to certain voting arrangements between Ascend, Cascade and certain stockholders of the Issuer as described in Item 4 below.

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                     PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------


        The Stock Option Agreements. The Ascend Stock Option entitles Cascade to purchase up to 24,025,741 shares of Issuer Common Stock under the circumstances specified in the Ascend Stock Option, as described in Item 4, by exchanging therefor shares of Cascade's Common Stock at the rate of 1.833 shares of Cascade Common Stock for each share of Issuer Common Stock subject to such option and/or, at Cascade's election, by paying cash of $52.00 per share. The number of shares of Common Stock subject to the Ascend Stock Option will be equal to 19.9% of the total outstanding shares of Issuer Common Stock as of March 30, 1997, subject to adjustment as provided in said Ascend Stock Option. It is presently anticipated that any purchases of the Issuer's Common Stock for which Cascade elects to pay cash would be made with funds generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of shares of Common Stock acquired upon exercise of the Ascend Stock Option. If Cascade were to elect to pay the exercise price by delivery of shares of Cascade Common Stock, such shares would be newly-issued after approval of such issuance by Cascade's board of directors. The foregoing summary of the Ascend Stock Option is qualified in its entirety by reference to the copy of the Ascend Stock Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in
                             ---------
its entirety by reference. If the Merger is consummated pursuant to the Agreement and Plan of Reorganization dated as of March 30, 1997, by and among Issuer, Catskill Merger Corporation and Cascade (the "Merger Agreement"), the Ascend Stock Option will not be exercised. No monetary consideration was paid by Cascade to the Issuer for such option.

        As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Cascade have also entered into a Cascade Stock Option Agreement, which entitles the Issuer to purchase up to 18,765,939 shares of Cascade Common Stock under the circumstances specified in the Cascade Stock Option Agreement between Cascade and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of 0.70 of a share of Issuer Common Stock for each share of Cascade Common Stock subject to such option and/or, at Issuer's election, by paying cash of $36.40 per share. The foregoing summary of the Cascade Stock Option Agreement is qualified in its entirety by reference to the copy of the Cascade Stock Option Agreement included as Exhibit 1 to this Schedule 13D and
                                           ---------
incorporated herein in its entirety by reference. If the Merger is consummated pursuant to the Merger Agreement, the Cascade Stock Option will not be exercised. No monetary consideration was paid by the Issuer to Cascade for such option.

        The Voting Agreements.   Also as an inducement to Cascade to enter into
the Merger Agreement, the all of the directors and executive officers (the "Voting Agreement Stockholders") of the Issuer have entered into an Ascend Director and Officer Stock Voting Agreement (collectively the "Ascend Voting Agreements") with Cascade. Pursuant to each Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of the issuance of the shares of Issuer Common Stock pursuant to the Merger Agreement and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Voting Agreement Stockholders have also irrevocably appointed Cascade as their lawful attorney and proxy to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreements each terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock beneficially held by such stockholder as of March 24, 1997 (including an aggregate of 4,796,700 shares issuable upon exercise of stock options held by the parties to the Ascend Voting Agreements) is set forth in Schedule B hereto which is hereby incorporated by this reference. No monetary consideration was paid by Cascade to the Issuer or to the parties to the Ascend Voting
Agreements for the Ascend Voting Agreements. The

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                   PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

foregoing summary of each of the Ascend Voting Agreements is qualified in its entirety by reference to the copy of the form of Ascend Voting Agreement included as Exhibit 4 of this Schedule 13D and incorporated herein in its
            ---------
entirety by reference. Inasmuch as Cascade's voting rights under the Ascend Voting Agreements are limited solely to certain matters related to the Merger, and Cascade has no economic interest in or dispositive power over the shares of the Issuer's Common Stock covered thereby, and such shares may be sold by the holders thereof, Cascade expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer covered by the Voting Agreements. As an inducement to Issuer to enter into the Merger Agreement, all of the directors and executive officers of Cascade have entered into a Cascade Director and Officer Stock Voting Agreement dated as of March 30, 1997 with the Issuer, the substance of which is substantially similar to the substance of the Ascend Voting
Agreements. A copy of the form of Cascade Director and Officer Stock Voting Agreement is included as Exhibit 3 of this Schedule 13D and incorporated herein
                         ---------
in its entirety by reference.

        Affiliate Agreements.   Also in connection with the Merger Agreement,
the Voting Agreement Stockholders and the directors and executive officers of Cascade have each entered into a Director, Officer and Stockholder Agreement with Ascend (collectively, the "Agreements") pursuant to which each person has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Cascade Common Stock with respect to its directors and executive officers) owned by it during the period beginning on the date 30 days prior to the Closing Date (as defined in the Merger Agreement) and ending on the day after Ascend has published financial results covering at least 30 days of combined operations of Ascend and Cascade in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations. The foregoing summary of the Agreements is qualified in its entirety by reference to the forms of the Agreements included as Exhibits 5 and 6 of this Schedule 13D and incorporated herein in its
   ----------------
entirety by reference.

ITEM 4.  PURPOSE OF TRANSACTION

        As stated above, the Stock Options and the Voting Agreements were entered into, in connection with the execution of the Merger Agreement. Upon consummation of the Merger pursuant to the Merger Agreement, which is subject to customary conditions including, without limitation, approval of the stockholders of Cascade and the Issuer, approvals of regulatory agencies, and the satisfaction or waiver of various other terms and conditions, Catskill Merger Corporation, a wholly-owned subsidiary of the Issuer, will be merged with and into Cascade, which will be the surviving corporation. As a result, Cascade will become a wholly-owned subsidiary of the Issuer, and each share of the Cascade's Common Stock then outstanding will be converted into the right to receive 0.7 (the "Exchange Ratio") share of Issuer Common Stock (and a proportionate cash payment in lieu of any fractional shares). At the effective time of the Merger pursuant to the Merger Agreement, any outstanding, but unexercised options or rights to purchase Common Stock will be assumed by the Issuer and will become options or rights to acquire shares of Issuer Common Stock, as adjusted to reflect the Exchange Ratio. The Merger Agreement provides that the Ascend Board of Directors will elect Messrs. Daniel E.
Smith, Paul J. Ferri and Gururaj Deshpande, each of whom is a current director of Cascade, to the Issuer's Board of Directors effective upon the consummation of the Merger. In addition, following the Merger, certain executive officers of Cascade will become executive officers and key management employees of the Issuer.

        Subject to certain limitations, the Ascend Stock Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of an event (a "Trigger Event") which causes a

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                   PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

Termination Fee or Post-Termination Fee to become payable to Cascade by the Issuer under the Merger Agreement. A Trigger Event will be deemed to have occurred and the Ascend Stock Option will become exercisable under the following circumstances:

        (1) upon the termination of the Merger Agreement by Cascade if (A)(i) the Board of Directors of the Issuer shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Cascade; (ii) an Alternative Transaction (as defined below) involving the Issuer shall have taken place or the Board of Directors of the Issuer shall have recommended such an Alternative Transaction (or a proposal or offer therefor) to the stockholders of the Issuer or shall have publicly announced its intention to recommend such an Alternative Transaction (or a proposal or offer therefor) or to engage in an Alternative Transaction; or (iii) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of the Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Cascade or an affiliate thereof) and the Board of Directors of the Issuer shall have (x) recommended that the stockholders of the Issuer tender their shares in such tender or exchange offer or (y) publicly announced its intention to take no position with respect to such tender offer, and (B) at the time of the event giving rise to the right of Cascade to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned; or

        (2) upon the termination of the Merger Agreement by Cascade if the Issuer shall have willfully or intentionally breached any representation, warranty, covenant or agreement on the part of the Issuer set forth in the Merger Agreement, which breach, if uncured, would cause any of the conditions to the closing of the Merger not to be satisfied, and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten
(10) business days following receipt by the Issuer of written notice of such breach from Cascade, and at the time of the event giving rise to the right of Cascade to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned; or

        (3) upon the termination of the Merger Agreement by the Issuer as a result of the failure to receive the requisite vote for the approval of the issuance of Issuer Common Stock in the Merger by the stockholders of the Issuer, and at the time of the event giving rise to the right of the Issuer to terminate, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned.

        (4) after termination of the Merger Agreement by Cascade as a result of the failure to receive the requisite vote for the issuance of shares of Issuer Common Stock pursuant to the Merger Agreement by the stockholders of the Issuer, if Cascade delivers written notice of such termination to the Issuer within twenty (20) days after the applicable meeting of stockholders of the Issuer, and, at the time of the event giving rise to the right of Cascade to terminate the Merger Agreement, an Alternative Transaction involving the Issuer shall have been announced or proposed which shall not have been absolutely and unconditionally withdrawn and abandoned, and the Issuer within one hundred eighty (180) days after such termination enters into a definitive written merger or other business combination agreement with the offeror in such Alternative Transaction (or any affiliate thereof) or recommends that the stockholders of the Issuer tender their shares of the Issuer's capital stock in response to a tender or exchange offer providing for an Alternative Transaction by such Offeror (or any affiliate thereof) .

        An "Alternative Transaction" involving the Issuer means (i) a transaction or series of transactions pursuant to which any person or group (as such term is defined under the Securities Exchange Act of 1934, as amended), other than Cascade, or any affiliate thereof (a "Third Party"),

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                   PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

acquires (or would acquire upon completion of such transaction or series of transactions) more than twenty percent (20%) of the equity securities or voting power of the Issuer or any of its material subsidiaries, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other business combination involving the Issuer or any of its material subsidiaries pursuant to which any Third Party acquires ownership (or would acquire ownership upon consummation of such merger, consolidation, share exchange or other business combination) of more than twenty percent (20%) of the outstanding equity securities or voting power of the Issuer or any of its material subsidiaries or of the entity surviving such merger or business combination or resulting from such consolidation, (iii) any other transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of assets of the Issuer or any of its material subsidiaries (including, for this purpose, outstanding equity securities of subsidiaries of such party) having a fair market value equal to more than twenty percent (20%) of the fair market value of all the consolidated assets of the Issuer immediately prior to such transaction or series of transactions, or (iv) any transaction or series of transactions pursuant to which any Third Party acquires (or would acquire upon completion of such transaction or series of transactions) control of the Board of Directors of the Issuer or by which nominees of any Third Party are (or would be) elected or appointed to a majority of the seats on the Board of Directors of the Issuer.

        With certain exceptions, the Ascend Stock Option terminates upon the occurrence of the earlier of the following: (i) the effective time of the Merger, (ii) the termination of the Merger Agreement under circumstances which do not constitute a Trigger Event, and (iii) 270 days after the Issuer receives written notice of the occurrence of a Trigger Event. Notwithstanding the foregoing, the Ascend Stock Option will remain exercisable for a period of 180 days after the date on which it becomes exercisable after a termination of the Merger Agreement by Cascade as described in the paragraph (4) of this Item 4. In addition, the Ascend Stock Option exercise period is automatically extended if exercise of the Ascend Stock Option is prohibited or restrained for certain legal reasons. The Ascend Stock Option may not be exercised if Cascade is in material breach of its material representations, warranties, covenants or agreements in the Ascend Stock Option Agreement or the Merger Agreement.

        At any time when the Ascend Stock Option is exercisable, Cascade has the right to "put" the Ascend Stock Option back to the Issuer. Under these "put" provisions, Cascade has the right to require the Issuer to repurchase the Ascend Stock Option, either in whole or in part. In addition, Cascade has certain rights under the Ascend Stock Option Agreement to "put" any or all shares purchased under the Ascend Stock Option back to the Issuer. Under these stock "put" provisions, Cascade has the right to require the Issuer to repurchase any or all shares purchased by Cascade under the Ascend Stock Option. At the Issuer's discretion, or as specified by Cascade, all or part of the share repurchase price will be paid by redelivery of the shares of Cascade previously issued to the Issuer as payment of the purchase price under the Ascend Stock Option.

        After any exercise of the Ascend Stock Option by Cascade, the Issuer would have certain "first refusal" rights with respect to the shares of Common Stock acquired by Cascade under the Ascend Stock Option. Under these "first refusal" rights, the Issuer has the right to repurchase all (but not less than all) of Common Stock acquired by Cascade under the Ascend Stock Option.

        The aggregate amount payable by Issuer under the Ascend Stock Option Agreement is capped, as are the aggregate net proceeds receivable by Cascade from sales of shares received upon exercise of the Ascend Stock Option. The maximum amount payable by the Issuer to Cascade under the Merger Agreement and the "put" provisions of the Ascend Stock Option Agreement may not exceed $85 million. In addition, if Cascade would receive net proceeds of more than $85 million (over and above the aggregate

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                    PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

exercise price) from third party sales or dispositions of the shares of Common Stock acquired under the Ascend Stock Option, all net proceeds in excess of such amount will be remitted to the Issuer.

        Under the Ascend Stock Option Agreement, Cascade's right to sell, assign, pledge or otherwise dispose of or transfer shares of the Issuer is subject to certain restrictions and first-refusal rights in favor of the Issuer. In addition, the Ascend Stock Option Agreement gives Cascade certain rights to have the shares acquired upon exercise of the Ascend Stock Option be registered under the securities Act of 1933, as amended, for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to conditions and limitations. In lieu of registration, the Ascend Stock Option Agreement gives the Issuer the option to agree to purchase, for cash, all or part of the securities covered by the registration request, at a price equal to the average last sale price of the Common Stock for the preceding ten trading days. The Ascend Stock Option Agreement allows Cascade to demand two registrations, and allows the Issuer to defer the requested registrations for certain periods in the following circumstances: (i) for up to 40 days when the Issuer is in possession of material non-public information which it reasonably believes is would be detrimental to be disclosed at such time and which, in the opinion of counsel to the Issuer, would be required to be disclosed in the registration statement, and (ii) for up to 90 days when required audited financial statements are not yet available or the Issuer reasonably determines that registration would interfere with a material financing, acquisition or other transaction.

        The foregoing summary of the Ascend Stock Option is qualified in its entirety by reference to the copy of the Ascend Stock Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by
   ---------
reference. If the Merger is consummated pursuant to the Merger Agreement, the Ascend Stock Option will not be exercised.

        As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Cascade have also entered into a Cascade Stock Option Agreement, which entitles the Issuer to purchase up to 18,765,939 shares of Cascade Common Stock under the circumstances specified in the Cascade Stock Option Agreement between Cascade and the Issuer. The foregoing summary of the Cascade Stock Option Agreement is qualified in its entirety by reference to the copy of the Cascade Stock Option Agreement included as Exhibit 1 to this Schedule 13D and
                                   ---------
incorporated herein in its entirety by reference. If the Merger is consummated pursuant to the Merger Agreement, the Cascade Stock Option will not be exercised.

        Also as an inducement to Issuer to enter into the Merger Agreement, the directors and executive officers (the "Voting Agreement Stockholders") of Cascade have entered into a Cascade Director and Officer Stock Voting Agreement (collectively the "Cascade Voting Agreements") with Issuer. Pursuant to each Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Cascade Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Voting Agreement Stockholders have also irrevocably appointed the Issuer as their lawful attorney and proxy to vote the shares of Cascade Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreements each terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The foregoing summary of each of the Cascade Voting Agreements is qualified in its entirety by reference to the copy of the form of Cascade Voting Agreement included as Exhibit 3 of this Schedule 13D and incorporated herein in its entirety by reference. Inasmuch as the Issuer's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and the Issuer has no economic interest in or dispositive power over the shares of the Issuer's Common Stock covered thereby, and such shares may be sold by the holders thereof, the

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                   PAGE 9 OF 14 PAGES
-----------------------                                  ---------------------

Issuer expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer covered by the Cascade Voting Agreements. As an inducement to Cascade to enter into the Merger Agreement, all of the directors and executive officers of the Issuer have entered into an Ascend Director and Officer Stock Voting Agreement dated as of March 30, 1997 with the Issuer, the substance of which is substantially similar to the substance of the Cascade Voting Agreements. A copy of the form of Ascend Director and Officer Stock Voting Agreement is included as
Exhibit 4 of this Schedule 13D and incorporated herein in its entirety by
---------
reference.

        Also in connection with the Merger Agreement, the Voting Agreement Stockholders and the directors and executive officers of Cascade have each entered into a Director, Officer and Stockholder Agreement with Ascend (collectively, the "Agreements") pursuant to which each person has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Cascade Common Stock with respect to its directors and executive officers) owned by it during the period beginning on the date 30 days prior to the Closing Date (as defined in the Merger Agreement) and ending on the day after Ascend has published financial results covering at least 30 days of combined operations of Ascend and Cascade in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations. The foregoing summary of the Agreements is qualified in its entirety by reference to the forms of the Agreements included as Exhibits 5 and 6 of this
                                                        ----------------
Schedule 13D and incorporated herein in its entirety by reference.

        Upon consummation of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Issuer until thereafter amended.

        Other than as described above, Cascade currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Cascade reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        As a result of the Ascend Voting Agreements, Cascade has sole power to vote an aggregate of 6,608,172 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 5.3% of the issued and outstanding shares of Issuer Common Stock as of March 24, 1997.

        If the Ascend Stock Option is exercised, Cascade will have the right to acquire 24,025,741 shares of Issuer Common Stock. If acquired, Cascade would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the issued and outstanding shares of the Issuer Common Stock as of March 24, 1997.

        To Cascade's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A, except for 245,011 shares held by Matrix Partners III, L.P., of which Matrix III Management Company is a general partner of which Paul J. Ferri, a current director of Cascade, is a general partner.

        Neither Cascade, nor, to Cascade's knowledge, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days, except for 245,011 shares

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  CUSIP NO. 043491 10 9                                   PAGE 10 OF 14 PAGES
-----------------------                                  ---------------------

acquired by Matrix Partners III, L.P., of which Matrix III Management Company is a general partner of which Paul J. Ferri, a current director of Cascade, is a general partner, upon the consummation of a merger of a wholly-owned subsidiary of Issuer with and into Whitetree, Inc.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described herein, to Cascade's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


        Exhibit No.                     Description

           1 Cascade Stock Option Agreement dated March 30, 1997, by and between Ascend Communications, Inc., a Delaware corporation, and Cascade Communications Corp., a Delaware corporation

           2 Form of Ascend Stock Option Agreement dated March 30, 1997, by and among Ascend
                             Communications, Inc., a Delaware corporation, and Cascade Communications Corp., a Delaware corporation

           3 Form of Cascade Director and Officer Stock Voting Agreement dated as of March 30, 1997, by and among Ascend Communications, Inc., a Delaware corporation and all directors and executive officers of Cascade Communications Corp., a Delaware corporation

           4 Form of Ascend Director and Officer Stock Voting Agreement dated as of March 30, 1997, by and among Cascade Communications Corp.., a Delaware corporation and all directors and executive officers of Ascend Communications, Inc., a Delaware corporation

           5 Form of Cascade Director, Officer and Stockholder Agreement dated as of March 30, 1997

           6 Form of Ascend Director, Officer and Stockholder Agreement dated as of March 30, 1997

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  CUSIP NO. 043491 10 9                                   PAGE 11 OF 14 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 9, 1997                    CASCADE COMMUNICATIONS CORP.



                                        By: /s/ Paul E. Blondin
                                            ------------------------
                                            Paul E. Blondin
                                            Chief Financial Officer

-----------------------                                  ---------------------
  CUSIP NO. 043491 10 9                                   PAGE 12 OF 14 PAGES
-----------------------                                  ---------------------


                                  SCHEDULE A

                                                         Name and Address of Corporation
                         Principal Occupation                or Other Organization in
Name                        or Employment                        Which Employed
----                        -------------                        --------------

Victoria A. Brown        President                              Communicore
                                                                PO Box 749
                                                                Stuart, FL  34995

Richard M. Burnes, Jr.   General Partner                        The Charles River Partnerships
                                                                1000 Winter Street, Suite 3300
                                                                Waltham, MA  02154

Gururaj Deshpande        Chairman of the Board of Directors,    Cascade Communications Corp.
                         Executive Vice President of Business   5 Carlisle Road
                         Development                            Westford, MA  01886

Paul J. Ferri            General Partner                        Matrix Partners
                                                                Bay Colony Corporate Center
                                                                1000 Winter Street, Suite 4500
                                                                Waltham, MA 02154

Bruns H. Grayson        Managing General Partner                Calvert Capital L.P.
                                                                One South Street, Suite 2150
                                                                Baltimore, MD  21202

Daniel E. Smith         President, Chief Executive Officer      Cascade Communications Corp.
                                                                5 Carlisle Road
                                                                Westford, MA  01886

Steven C. Walske        Chief Executive Officer                 Parametric Technology Corporation
                                                                128 Technology Drive
                                                                Waltham, MA  02154

Hassan M. Ahmed         Vice President of Engineering           Cascade Communications Corp.
                                                                5 Carlisle Road
                                                                Westford, MA  01886

Paul E. Blondin         Vice President of Finance and           Cascade Communications Corp.
                        Administration, Chief Financial         5 Carlisle Road
                        Officer                                 Westford, MA  01886

Michael A. Champa       Vice President of Worldwide Sales       Cascade Communications Corp.
                        and Customer Service                    5 Carlisle Road
                                                                Westford, MA  01886

James A. Dolce, Jr.     Vice President and General Manager of   Cascade Communications Corp.
                        Remote Access                           5 Carlisle Road
                                                                Westford, MA  01886

John E. Dowling         Vice President of Operations            Cascade Communications Corp.
                                                                5 Carlisle Road
                                                                Westford, MA  01886

Robert N. Machlin       Vice President of Marketing             Cascade Communications Corp.
                                                                5 Carlisle Road
                                                                Westford, MA  01886

Jonathan M. Reeves      Vice President and General Manager      Cascade Communications Corp.
                        of Broadband Access                     5 Carlisle Road
                                                                Westford, MA  01886

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  CUSIP NO. 043491 10 9                                   PAGE 13 OF 14 PAGES
-----------------------                                  ---------------------

                                  SCHEDULE B



                                Number of Shares of Issuer
Individual                    Common Stock Beneficially Owned
----------                    -------------------------------
Mory Ejabat                             1,416,729

Curtis N. Sanford                         633,501

Robert K. Dahl                            859,920

Michael Hendren                           475,841

Anthony Stagno                            137,132

Michael J. Johnson                        127,258

Jeanette Symons                         1,073,765

Bernard Schneider                         254,167

William H. Kind                           206,250

Maureen Lawrence                                0

Betsy S. Atkins                            95,504

Roger L. Evans                          1,018,279

C. Richard Kramlich                       166,618

James P. Lally                            141,608

Martin Schoffstall                          1,600



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  CUSIP NO.  043491 10 9                                  PAGE 14 OF 14 PAGES
-----------------------                                  ---------------------


        Exhibit No.                     Description

           1 Cascade Stock Option Agreement dated March 30, 1997, by and between Ascend Communications, Inc., a Delaware corporation, and Cascade Communications Corp., a Delaware corporation

           2 Ascend Stock Option Agreement dated March 30, 1997, by and among Ascend Communications, Inc., a Delaware corporation, and Cascade Communications Corp., a Delaware corporation

           3 Form of Cascade Director and Officer Stock Voting Agreement dated as of March 30, 1997, by and among Ascend Communications, Inc., a Delaware corporation and all directors and executive officers of Cascade Communications Corp., a Delaware corporation

           4 Form of Ascend Director and Officer Stock Voting Agreement dated as of March 30, 1997, by and among Cascade Communications Corp., a Delaware corporation and all directors and executive officers of Ascend Communications, Inc., a Delaware corporation

           5 Form of Cascade Director, Officer and Stockholder Agreement dated as of March 30, 1997

           6 Form of Ascend Director, Officer and Stockholder Agreement dated as of March 30, 1997